SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)


                       Medstrong International Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share

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                         (Title of Class of Securities)


                                   58505L 10 1
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                                 (CUSIP Number)

                                 Gary Schultheis
                      Mountain View Capital Partners, Inc.
                              9858 Clint Moore Rd.
                                   C-111, #300
                              Boca Raton, FL 33496
                                  (561)271-2096
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 15, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 58505L 10 1                            13D          Page 2 of 5 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mountain View Capital Partners, Inc.                 ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

                           AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Florida
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               7    SOLE VOTING POWER
  NUMBER OF
                    40,000,000 shares of common stock of Medstrong
                    International Corporation owned directly
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

                    40,000,000 shares of common stock of Medstrong International Corporation owned directly
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    40,000,000 shares of common stock of Medstrong International Corporation owned directly
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    54.83%
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14   TYPE OF REPORTING PERSON*

                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58505L 10 1                            13D           Page 3 of 5 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gary Schultheis
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                    PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF                         40,000,000 shares of common stock of
                                    Medstrong International Corporation owned
                                    indirectly through Mountain View Capital
                                    Partners, Inc.
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                         40,000,000 shares of common stock of
                                    Medstrong International Corporation owned indirectly through Mountain View Capital
                                    Partners, Inc.
  PERSON

   WITH      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    40,000,000 shares of common stock of
                                    Medstrong International Corporation owned
                                    indirectly through Mountain View Capital
                                    Partners, Inc.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    54.83%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   58505L 10 1                           13D          Page 4 of 5 Pages
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Item 1.  Security and Issuer.

Common Stock, par value $.001 per share, of Medstrong International Corporation, 350 Bedford Street, Suite 203, Stamford, CT 06901.

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Item 2.  Identity and Background.

     (a) Mountain View Capital Partners, Inc.

         Gary Schultheis

     (b) Mountain View Capital Partners, Inc.
         9858 Clint Moore Rd.
         C-111, #300
         Boca Raton, FL 33496

         Gary Schultheis
         c/o Mountain View Capital Partners, Inc.
         9858 Clint Moore Rd.
         C-111, #300
         Boca Raton, FL 33496

     (c) Investments

     (d) NA

     (e) NA

     (f) U.S.

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Item 3. Source and Amount of Funds or Other Consideration.

        The funds of $40,000 paid for the 40,000,000 shares of common stock of Medstrong International Corporation was obtained from equity investment in Mountain View Capital Partners, Inc. by President.

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Item 4. Purpose of Transaction.

        The purpose of the transactions by Mountain View Capital Partners, Inc. was to make an investment in Medstrong International Corporation.

        (a) NA

        (b) NA

        (c) NA

        (d) NA

        (e) There is a plan to change the capitalization of the issuer by increasing the number of authorized shares of common stock and authorizing a new class of preferred stock.

        (f) NA

        (g) NA

        (h) NA

        (i) NA

        (j) NA

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Item 5. Interest in Securities of the Issuer.

        (a) 40,000,000 shares of common stock of Medstrong International Corporation owned indirectly by Gary Schultheis through Mountain View Capital Partners, Inc.

        (b) Mountain View Capital Partners, Inc., and Gary Schultheis through Mountain View Capital Partner, Inc., have sole power to vote and dispose of Medstrong International Corporation common stock.

        (c) On May 4, 2006, Mountain View Capital Partners, Inc. purchased 40,000,000 shares of common stock of Medstrong International Corporation for a price of $.001 per share, or a total price of $40,000. The certificate for these shares was issued May 15, 2006.


        (d) NA

        (e) NA

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            NA
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Item 7. Material to be Filed as Exhibits.

            NA

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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 30, 2006
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Gary Schultheis
                                        ----------------------------------------
                                                       (Signature)


                                        MOUNTAIN VIEW CAPITAL PARTNERS, INC.



                                        By:     /s/ Gary Schultheis
                                        ----------------------------------------
                                                Gary Schultheis, President



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).